May 21, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey Foor, Senior Counsel

Re:          Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation,
Preliminary Proxy Statement on Form PRE14A, File No. 814-00755 and 814-01013, respectively

Dear Mr. Foor:

On behalf of Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation (each, a “Registrant”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) on May 17, 2019, relating to the preliminary proxy statement filed with the Commission on Form PRE14A on May 7, 2019.  All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement.

1.
Please acknowledge in your EDGAR CORRESP filing that (i) the staff of the SEC has not taken a position on whether the Merger will result in an assignment (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act) and (ii) should Proposal 1 not be approved by stockholders, the Registrant will discuss the matter with the staff.

The Registrant acknowledges that the staff has not taken a position on whether the Merger will result in an assignment. The Registrant also confirms that if Proposal 1 is not approved by stockholders, the Registrant will discuss the matter with the staff.

2.
Under “Questions and Answers – Do any of the Company’s directors or officers have an interest in the approval of the New Investment Advisory Agreement that is different from that of the Company’s stockholders generally?”, please add a cross-reference to the section in which the directors’ and officers’ conflicts of interests are discussed.

The Registrant has incorporated the requested change.

3.
Under “Questions and Answers – Will the management and incentive fees payable by each Company change under the New Investment Advisory Agreement?”, please clarify whether the Base Management Fee and/or Incentive Fee will change if Proposal 2 is adopted.

The Registrant has incorporated the requested change.

4.
Consider adding a separate discussion under “Questions and Answers” regarding Proposal 2 or otherwise including within “Questions and Answers” a clear statement about the potential impact on the calculation of the Base Management Fee and Incentive Fee paid to the Adviser.

The Registrant has incorporated the requested change.

5.
Under “Questions and Answers”, please explain how the income-based incentive fee will be earned during the “catch up” and provide the same level of disclosure that would be required in a prospectus regarding the incentive fee.

The Registrant has incorporated the requested change.

6.
Under “Questions and Answers”, please clarify how the calculation of the 200% asset coverage ratio will “give effect” to the exemptive relief OCSL received with respect to debentures issued by a small business investment company subsidiary.

The Registrant has incorporated the requested change.

7.	Under “Proposal 1 – Merger Agreement”, please include disclosure about the second condition of section 15(f)(1) of the 1940 Act regarding not imposing an unfair burden on the Company.

The Registrant has incorporated the requested change.

8.	Please include disclosure that approximates with as much precision as possible the estimated monetary benefit to be received by the fund directors that are owners of the acquired adviser.

The Registrant has incorporated the requested change.

9.	Please change the title of Proposal 2 to specifically state that the reduced asset coverage limit will permit the fund to double the amount of borrowings.

The Registrant has incorporated the requested change.

10.
In connection with Proposal 2, please add disclosure explaining that interest rates on borrowings may increase if asset coverage is reduced in each instance where the Registrant discusses the need to refinance the credit facility.

The Registrant has incorporated the requested change.

11.
Under “Proposal 2 - Background and 1940 Act Requirements”, please set forth the OCSL’s current assets, current borrowings, and any additional amount of borrowings that would be permitted if Proposal 2 is adopted.

The Registrant has incorporated the requested change.

12.	On page 20, please add a heading above the narrative disclosure about the effect of leverage table.

The Registrant has incorporated the requested change.

13.
On page 21 under “Impact on fees payable by OCSL to the Adviser”, please highlight or otherwise emphasize that the potential increase in leverage will make it easier for the Adviser to earn the incentive fee.

The Registrant has incorporated the requested change.

14.	On page 21 under “Impact on fees payable by OCSL to the Adviser”, please include the board consideration under Proposal 1.

The Registrant has added disclosure clarifying that the Board’s consideration of Proposal 2 was not related to Proposal 1. The Board previously approved the application of the reduced asset coverage limitation in February 2019 and later determined to seek stockholder approval.

15.	On page 22, please add a heading above the narrative disclosure about the fees and expense table.

The Registrant has incorporated the requested change.

_______________________

Please call me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA